FILED BY JAZZ TECHNOLOGIES, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: JAZZ TECHNOLOGIES, INC.
COMMISSION FILE NO. 1-32832

Conference Call Transcript

JAZ - Q2 2008 Jazz Technologies Inc Earnings Conference Call

Event Date/Time: Jul. 29. 2008 / 5:00PM ET

CORPORATE PARTICIPANTS
Gilbert Amelio
Jazz Technologies Inc. - Chairman & CEO
Paul Pittman
Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

CONFERENCE CALL PARTICIPANTS
Steven Park
Wedbush Morgan Securities Inc. - Analyst
George Berman

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Second Quarter 2008 Jazz Technologies Incorporated Earnings Conference Call. My name is Emmatee and I'll be your coordinator for today. At this time, all participants are in listen-only mode. We'll facilitate a question-and-answer session towards the end of today's conference.

(OPERATOR INSTRUCTIONS)

I would now like to turn the presentation over to your host for today's conference, Mr. Gil Amelio, Chairman and CEO of Jazz Technologies. Please proceed.

Gilbert Amelio - Jazz Technologies Inc. - Chairman & CEO

Good afternoon, and thank you for joining today's conference call. I'm Gil Amelio, Chairman and CEO of Jazz Technologies, and I'm pleased to host today's call along with Paul Pittman, our Chief Financial and Administrative Officer, and Susanna Bennett, our Senior Vice President and Assistant Chief Financial Officer.

The purpose of this call is to go over the second quarter 2008 financial and operating results. After the prepared comments, participants of the live call will have an opportunity to ask questions.

I'd like to remind everyone that some of the information we'll discuss today constitutes forward-looking statements. Forward-looking statements include statements regarding anticipated cost savings, growing into new markets and applications, future revenue diversification, anticipated demand, customer inventory levels, the timing of and anticipated benefits of our merger with Tower Semiconductor, our expectations regarding industry conditions, pricing environment, and demand for our technology and products.

Actual results could differ materially from our current expectations. To understand the risks that could cause results to differ, please refer to the risk factors identified in our latest annual report on Form 10-K, which is filed with the Securities and Exchange Commission, and in our subsequent quarterly reports.

Furthermore, during today's call we plan to discuss non-GAAP financial measures included, EBITDA and free cash flow. Updated reconciliations between GAAP and non-GAAP measures are included in today's press release, which is posted on our website www.jazztechnologies.com. A webcast replay of this conference will be available at the same site for 90 days.

And now, let me turn the call over to Paul, who will go over the second quarter financial results.

Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

Thank you, Gil. As you know, on May 19, 2008, we announced that we entered into a merger agreement with Tower Semiconductor. The merger is subject to Jazz stockholder approval as well as other customary closing conditions. My comments do not address what effect the merger announcement had on our second quarter results or what effect that announcement may have on our future results.

That being said, our financial performance in the second quarter reflects solid execution. Second quarter revenues came in slightly above the guidance we had provided for the quarter, despite weakened end-market demand for consumer and communications products.

Also, we delivered an increase in positive free cash flows compared to the first quarter, demonstrating the significant progress we have made to improve our cost structure.

Second quarter revenues were $47.5 million, down from $50.8 million reported in the first quarter. The sequential decline in revenues was primarily driven by lower sales to the handsets and wireless LAN customers.

Gross margin for the second quarter was $6.5 million, approximately 14% of revenues, down slightly from the $7.4 million, or approximately 15% of revenues, in the first quarter of 2008.

Excluding depreciation and amortization expenses, second quarter 2008 gross margin was 31.5%, or $15 million, compared to first quarter 2008 gross margin excluding depreciation and amortization of 31.3%, or $15.9 million.

Capacity utilization was approximately 67% during the second quarter of 2008, a decline from approximately 88% during the first quarter of 2008. Considering the decline in capacity utilization for the quarter, we are pleased with our reported cash gross margin for the quarter.

Our operating expenses were $8.7 million in the second quarter, down from $9.2 million in the prior quarter. The lower R&D expenses were the primary driver for the decline in operating expenses and reflect continued cost controls.

Second quarter EBITDA, a non-GAAP measure, was $7.9 million. Excluding merger related expenses of $1.5 million, EBITDA was $9.4 million, or 19.8% of second quarter revenues. This compares to first quarter EBITDA of $8.5 million.

We are pleased to report that the second quarter of 2008 we generated free cash flow of $3.8 million, or $5.3 million when excluding the merger related expenses of $1.5 million. This compares to a free cash flow of $3.5 million for the first quarter.

We calculate free cash flow as EBITDA minus cash interest expense and sustaining capital expenditures. We believe that many of our investors use free cash flow as an important metric to track our progress.

The metric provides an insight into the Company's ability to grow operating profits while taking into account the capital expenditure requirements of our business as well as our debt obligations.

Second quarter depreciation, amortization was $9.4 million, approximately the same as the previous quarter. Total capital expenditures in the second quarter were $1.4 million, down from $2.2 million in the first quarter. During the second quarter, we recorded approximately $2.7 million in net cash interest expense.

Now, turning to the balance sheet. As of June 27, 2008, Jazz Technologies had approximately $9.8 million in cash and cash equivalents, and total debt on the balance sheet was $137.2 million, representing $128.2 million of convertible senior notes and $9 million drawn against the Wachovia line of credit.

Thus, net debt at the end of the quarter was $127.4 million compared to $129 million at the end of the first quarter. Jazz Technologies still had unused debt capacity of $30 million under a three-year senior secured revolving credit facility with Wachovia Capital Finance Corporation.

As of June 27, 2008, the Company had approximately 19 million common shares and 33 million warrants outstanding with an exercise price of $5.

In summary, our second quarter financial results demonstrate solid operational execution. We exceeded the revenue guidance we had provided for the second quarter and improved free cash flow in a lower revenue quarter. We are pursuing our strategy to grow into new markets and applications, which we believe will aid revenue diversification going forward.

We will not be providing guidance for the third quarter due to our pending merger with Tower. With that, I will turn the call back to Gil, who will discuss the operational aspects of our performance in the second quarter of 2008. Gil?

Gilbert Amelio - Jazz Technologies Inc. - Chairman & CEO

Thanks, Paul, and thanks to all of you for joining us today. I want to provide some brief comments regarding the pending merger.

The combination of Tower and Jazz can bring together two leading specialty foundries with leadership positions in multiple specialty process technologies, including CMOS image sensors, Silicon Germanium, BiCMOS, embedded nonvolatile memory, RF CMOS, and BiCMOS LVMOS.

Many of these highly differentiated technologies are supported by Jazz's world-class modeling and design kit technologies. The feedback we have received from customers on this broad spectrum of technologies has been very positive.

Before moving on to my other comments, I want to applaud the Jazz team for maintaining focus on customer service and operational execution in the second quarter. The ability of our people to bring forth world-class technologies and services, and at the same time achieve solid financial results in a declining economy, is a testament to their exceptional abilities. Our shareholders are well served by these men and women.

Looking ahead, we remain focused on our growth strategy of expanding into new markets and applications with our specialty process technologies. Jazz continues to introduce new design and solutions to serve evolving needs of our customers.

In the second quarter, we continued our leadership by announcing the application of our 180 nanometer Silicon Germanium BiCMOS platform, as well as our high-performance Vertical PNP module to next-generation green, energy-efficient analog ICs, enabling customers to achieve up to 30% power savings over standard CMOS.

Our modular SiGe process technology offers significant power and efficiency savings over standard CMOS for integrated wireless and networking products. With environmental sensitivity driving demand for lower power consumption devices, we see exciting opportunities for our technologies in these new markets.

Not surprisingly, and as expected, second quarter sales were lower than the first quarter. We saw evidence of a weaker demand environment for communications and consumer electronics during the quarter, with slower product flow through the supply channel, and some pushing out of purchase orders by customers.

The general customer tone has been one of avoiding taking any inventory risks, while still projecting optimism about the longer term market opportunities.

Our handset and wireless LAN business were the most impacted. In particular, we saw a decline in orders from a customer who is a leading provider of high-performance radio systems. This customer is supplying next-generation transceiver modules to a leading mobile phone vender.

Our sales in any quarter will be dependent to some extent on the timing and ramp of new handset sales -- or launches, rather. Sales of our wafers for CDMA handsets remain steady in the second quarter, while orders for power control components also performed well. It is important to note that we supply wafers for a variety of components across a broad range of mobile phones, which helps reduce our exposure to any one segment of the handset market.

Our wireless LAN business was also sequentially weaker in the second quarter. This softness was as expected and was primarily due to inventory levels at some major customers at the beginning of the second quarter.

That being said, we continue to be optimistic about this business for a couple of reasons. First, the inventory buildup at these select customers appears to have been largely cleared, and, two, as the proliferation of products incorporating wireless functionality grows, so does the addressable market for our technology.

A notable decline in the quarter came in analog modem orders. With this technology losing standardization and fading into obsolescence, we do not see this business rebounding. Instead, we have been shifting our focus to next-generation networking solutions.

Sales in the digital tuner market remained healthy in the second quarter, and we maintain bullish expectations for several reasons. First, the approaching transition from analog to digital television should continue to increase adoption for digital tuners.

Second, as digital tuners continue to be more incorporated into a broader range of consumer products, most notably high-end mobile products, we expect to participate in the uptick and demand.

Another highlight for the quarter is that we supplied a significant volume of wafers using our BiCMOS technology for channel-stacking switches. These switches allow multiplexing, which effectively doubles or even quadruples the channel viewing capacity in set-top boxes for satellite service providers. We're excited about the longer term growth potential of this technology.

Our aerospace and defense business provided further revenue diversity in the quarter, and we expect the revenues from this business to be of growing importance to our future performance. Over the long term, we believe we are uniquely positioned to grow this business, as we are only one of only a handful of onshore providers with the technical expertise to meet the technology, the design, and the manufacturing standards required by defense contractors.

Lastly, the high-performance analog market is an exciting opportunity for our technology in an area we are focused on growing significantly. We received five design wins during the quarter related to optical networking. These design wins address the growing 10 Gigabit optical market.

Now, let me comment on the proposed merger with Tower. We have not yet set the date for the special shareholder meeting to consider and vote on the proposed merger. However, as we announced earlier today, we have set August 8, 2008, as the record date for that meeting.

The transaction will occur -- will require Jazz shareholder approval and is subject to other closing conditions, which Tower and Jazz are working to meet. We currently anticipate that the stockholder vote will probably occur sometime in September. We would expect to close the transaction soon after the vote, if our shareholders vote to approve the merger.

During this time as the merger with Tower is pending stockholder approval, the Company is focused on executing our growth strategy of expanding into new applications and markets, improving our operational performance, and serving our customers.

In summary, we exceeded our revenue guidance range for the second quarter, despite a difficult macroeconomic environment. Additionally, we increased our free cash flow, reflecting the continued progress we've made to improve our cost structure.

And lastly and perhaps most importantly, we continued to get customer design commitments that are the key to implementing our strategy of delivering leading-edge differentiated technology.

Thank you for your continued interest in Jazz. In light of the pending merger with Tower Semiconductor, we will be unable to answer questions about the merger or give guidance regarding third quarter performance.

Now, let me open the call for questions. Operator?

 QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). And your first question comes from the line of [George Berman]. Please proceed.

George Berman

Good afternoon, Mr. Amelio.

Gilbert Amelio - Jazz Technologies Inc. - Chairman & CEO

Hi.

George Berman

I guess the -- we can be happy with the numbers. Can you comment a little bit about the upcoming merger with Tower Semiconductor, if approved, what kind of synergies and what the combined companies would look like in your opinion?

Gilbert Amelio - Jazz Technologies Inc. - Chairman & CEO

Well, I think what you find in these two companies is quite complementary; that is, we have very little overlap. Our customer base tends to be completely distinct with virtually no overlap or very little overlap. Our product lines tend to be completely different.

And so, I think this will be a very accretive transaction in the sense of the word meaning that, while I think there are lots of opportunities for cost savings and cost reductions, we won't be cannibalizing any of our businesses as a result of the merger.

So I think it's about as good an outcome as you could reasonably expect. So that's the way we see it. I'll let Paul comment if he would like to.

Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

We have publicly released in the past an expectation of around $40 million of synergies in the company -- combined company, and as we are going through this integration process, we're still comfortable with that number.

George Berman

Yes, how does it effect the footprint of the combined company?

Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

George, this is Paul. When you say footprint, you mean our kind of worldwide customer reach; is that--

 George Berman

Yes.

Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

-- I think, as Gil said, the worldwide customer reach is quite complementary. We do not have a substantial overlap. I believe of the top 20 customers on each side, we have no overlap, and I think there are about three customers we share in common generally.

What this means is that we will hopefully be able to market our products to the Tower customers. And the Tower products and capabilities to our customers in a way that's fundamentally expansive and complementary to the combined company. So, I --

George Berman

And --

Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

-- don't see any kind of limitations back in the footprint, as you call it. I think it's all frankly positive and upside from that standpoint.

 George Berman

-- Well, I was more looking at your production capacities because I know that Jazz, itself, you guys have manufacturing here in California. And I think Tower has operations in Israel, right?

 Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

That's correct, that's correct. And we don't anticipate any changes in the near to medium term in terms of the locations we manufacture in. Both of us are running fabs with -- while I wouldn't say they were full, we both have a significant level of capacity utilization, and we intend to grow the businesses and the utilization in both locations and don't anticipate any changes in that regard.

George Berman

And you do have some outlet also in Asia, right?

 Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

Yes, we do. We've obviously got, as you know, through the joint ventures that Jazz has, we have some capacity capability in Asia as the market rebounds that we hopefully will be utilizing again.

 George Berman

So, you can tell your customers bring it on --

Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

That's correct.

George Berman

--anything. You can handle any size, any amount, any quantity.

Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

That's absolutely right. You want a job in our sales department?

George Berman

Well, I'm just looking at the combined companies. I do a back of the envelope calculation. We're looking at a combined company of almost $0.5 billion a year. If we don't show major gains one way or the other and if you plug in these cost savings which you alluded to initially when you announced the merger, I think it looks very, very strong.

Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

We agree with you, so --

George Berman

Okay. You're waiting basically now just for the SEC comments on the proxy?

Paul Pittman - Jazz Technologies Inc. - EVP, Chief Financial & Administrative Officer

-- There's a whole host of steps we have to go through, and obviously getting the registration statement to go effective is one of them, but there's several other steps. We're confident that we're moving forward quickly, which is why we have set the record date that was announced earlier today.

Operator

(OPERATOR INSTRUCTIONS). And your next question comes from the line of Steven Park with Wedbush Morgan Securities. Please proceed.

Steven Park - Wedbush Morgan Securities Inc. - Analyst

Hi, just had a quick question. Do you see capacity utilization going up next quarter and any kind of primary driver to that, if so?

Gilbert Amelio - Jazz Technologies Inc. - Chairman & CEO

I continue to see some softness in capacity utilization frankly. Although, we did -- we have recently booked a few orders that are going to help it a little bit. But I think it's fair to say that our industry is not immune to the economic problems that are, frankly, we're seeing around the world.

At this time, I think that has created a sense of caution in many of our customers, and I think that hasn't worked its way through yet. So I think we've got at least another quarter of people testing which way the wind is blowing before they make large commitments to significant volumes.

However, there are some programs, as I mentioned in my remarks, that continue to remain strong. But I think in a general sense, I think we'll continue to see some softness.

Steven Park - Wedbush Morgan Securities Inc. - Analyst

Can you just comment on any particular -- I know you've mentioned handsets, wireless LAN, digital tuners. Is there anything in particular that you would see strengthen weaknesses, then, in the next quarter?

Gilbert Amelio - Jazz Technologies Inc. - Chairman & CEO

Yes, I commented on our -- the digital tuner marketplace and the products we are selling into the stack switches that are used by the satellite guys. I think those are continue -- will continue to be strong markets for us.

I think on a longer term basis, I think some of the work we're doing with defense contractors will continue to be important and will grow. And ultimately I think the markets that are weak right now, the LAN and wireless areas will come back.

We know those are long-term secular growth areas. What you're seeing now is a short-term correction, and I'm not overly concerned about the long-term trend line.

Steven Park - Wedbush Morgan Securities Inc. - Analyst

Just one additional question. Regarding inventories, you've said that inventories were mostly worked through, especially in the wireless LAN. Is there -- are you concerned about inventory levels in the channel? How do you guys see that right now?

Gilbert Amelio - Jazz Technologies Inc. - Chairman & CEO

I guess what we're seeing -- what we've tried to signal to you is that we were starting to see a resumption of demand there as those inventories have been worked off. As I said in my remarks, we had a larger than desired inventory at our customers at the beginning of the quarter. That got used up. They're now replenishing some of those inventories, and that's what we're seeing.

 Steven Park - Wedbush Morgan Securities Inc. - Analyst

Okay, thank you so much.

 Operator

(OPERATOR INSTRUCTIONS). And you have no further questions at this time.

 Gilbert Amelio - Jazz Technologies Inc. - Chairman & CEO

Okay, last chance, everyone out there in telephone land. If you've got a question for Paul or me, we'd be delighted to respond. Well, I don't hear any. So let me conclude, then, by thanking all of you for joining us today.

In summary, I'm pretty proud of the job that the team did in this quarter. It was a very tough quarter going into it, and we came out looking pretty good in terms of the fundamental financial performance and operational performance both. And that lays a good found work -- groundwork for us as we go forward.

I think we're going to continue to be challenged in the near-term, but I think in a longer term basis, as we continue to get these design wins that I talked about both in our last call and this call. I think you'll see some of those -- some of that planning and some of that hard work coming home to roost.

So I look forward to talking to all of you again, I hope, in the not-too-distant future. And if you've got any questions or any continued interest, don't hesitate to contact us or Market Street Partners.

Thank you, again, for joining us today. This conference is now concluded.

 Operator

Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Good day.

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Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning the propsoed merger of Tower Semiconductor, Ltd. (“Tower”) with Jazz Technologies, Inc. (“Jazz”) and the future growth prospects of the combined company and statements regarding Jazz’s product offerings. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, customer benefits, costs savings, financial guidance, the timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, the possibility that the merger does not close or that the closing may be delayed, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, that the companies may be required to modify the terms of the transaction to achieve regulatory approval or for other reasons, that prior to or after the closing of the merger, the businesses of the companies may suffer due to uncertainty, as well as other risks applicable to both Tower’s and Jazz’s business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower’s and Jazz’s respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and Jazz are providing this information as of the date of this transcript and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this transcript as a result of new information, future events or otherwise.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Tower filed with the SEC a Registration Statement on Form F-4 that contains a Proxy Statement/Prospectus and related materials, and, once declared effective by the SEC, Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the Registration Statement on Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-650-6936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at 949-435-8181.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger. Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the final Proxy Statement/Prospectus filed with the SEC when it becomes available. Additional information regarding Tower's executive officers and directors is included in Tower's Form 20-F for the year ended December 31, 2007, which was filed with the SEC on June 18, 2008. Additional information regarding the executive officers and directors of Jazz is included in Jazz's Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. These documents are available free of charge at the SEC's web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.
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